SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”) dated November 7, 2013 regarding a relevant matter.

FREE TRANSLATION

Buenos Aires, November 7, 2013

Mr. Chairman of the
Comisión Nacional de Valores
Lic. Alejandro Vanoli

Dear Sir,

RE.:  Relevant matter according to Article 3, section 21) Chapter I, Title XII CNV Rules

I am writing to you as Chairman of the Board of Directors of Telecom Argentina S.A to attach a free translation of the relevant part of the Press Release made public today by Telecom Italia S.p.A. about its 2014-2016 Strategic Plan in part regarding the direct and indirect stake of Telecom Italia Group in Telecom Argentina.

Sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido
Chairman of the Board of Directors

FREE TRANSLATION OF THE PRESS RELEASE MADE PUBLIC BY TELECOM ITALIA SpA
Relevant Part

The Board of Directors (BOD) has received an offer for its direct and indirect stake in Telecom Argentina.

The BOD has given management authority to finalize the transaction at terms which management believes are in the best interest of the company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 7, 2013	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman